UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2(a) UNDER THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. _________)

EVEREST RE GROUP, LTD.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

G3223R108
(CUSIP Number)

Sanjoy Mukherjee Senior Vice President, General Counsel and Secretary Everest Re Group, Ltd. Wessex House – 2nd Floor 45 Reid Street P.O. Box HM 845 441-295-0006
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

June 1, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [     ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3223R108	SCHEDULE 13D

1.	Names of Reporting Persons EVEREST REINSURANCE HOLDINGS, INC. 22-3263609
2.	Check the Appropriate Box if a Member of a Group		(a)	[ ]
(See Instructions)			(b)	[ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, BK
5.	Check if Disclosure of Legal Proceedings is Required			[ ]
Pursuant to Item 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,708,707
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,708,707
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,708,707
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares			[ ]
(See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 12.1%
14.	Type of Reporting Person (See Instructions) CO, OO

Item 1.	Security and Issuer.
The class of securities to which this Schedule 13D relates is the common shares, par value of $0.01 per share (the “Common Shares”), of Everest Re Group, Ltd. (“Group” or “Issuer”), a Bermuda corporation, the principal executive offices of which are located at Wessex House – 2nd Floor, 45 Reid Street, Hamilton HM DX, Bermuda.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Everest Reinsurance Holdings, Inc. (“Holdings”), a Delaware corporation and indirect wholly-owned subsidiary of Group.

Holdings’ principal business, conducted through its subsidiaries, is the underwriting of reinsurance and insurance in the U.S. and international markets.

The principal executive office of Holdings is located at 477 Martinsville Road, Liberty Corner, New Jersey, 07938.

During the last five years, Holdings has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Holdings has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Holdings is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The name, citizenship, present principal occupation or employment of each director and executive officer of Everest Reinsurance Holdings, Inc. is set forth in Schedule A attached hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

Holdings acquired the securities that are the subject of this Schedule 13D for a purchase price of $665,280,310.70 over a period between February 1, 2007 through June 25, 2010, which was funded from Holdings’s working capital and short-term loans from a revolving credit line on an existing credit facility agreement between Holdings and Citibank N.A.

Item 4.	Purpose of Transaction.

On September 21, 2004, Group’s Board of Directors approved an amended share repurchase program authorizing Group and/or its subsidiary Holdings to purchase up to an aggregate of 5,000,000 of Group’s Common Shares through open market transactions, privately negotiated transactions or both. On July 21, 2008 and again on February 24, 2010, the Executive Committee of Group’s Board of Directors, approved amendments to repurchase an additional 5,000,000 Common Shares, respectively, for each amendment, bringing the total amount of the Issuer’s Common Shares authorized to be repurchased by Group and/or Holdings to 15,000,000.  All repurchases have been disclosed in Group’s Form 10-Ks and Form 10-Qs, as well as, applicable earnings releases. Holdings has repurchased the majority of the Common Shares due to its cash position.

Item 5.	Interest in Securities of the Issuer.

(a)     As of August 1, 2010, Group had 63,950,726 Common Shares outstanding.  Holdings has sole power to vote and direct the disposition of 7,708,707, or 12.1%, of the outstanding Common Shares.

(b)     See Item 5(a) above.

(c)     Holdings purchased 1,085,396 Common Shares of Group in the open market, between June 9, 2010 and June 25, 2010, for a total cost of $79,297,729.88, or an average of $73.06 per Common Share.

(d)     No person, other than Holdings, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As discussed in Item 2. above, Holdings is an indirect wholly-owned subsidiary of Group and is purchasing Group’s Common Shares pursuant to a share repurchase program approved and authorized by Group’s Board of Directors and its Executive Committee.

Item 7.	Material to Be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 6, 2010

EVEREST REINSURANCE HOLDINGS, INC.

By:	/S/ SANJOY MUKHERJEE
Sanjoy Mukherjee
(Senior Vice President, General Counsel,
Secretary & Compliance Officer)

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF
EVEREST REINSURANCE HOLDINGS, INC.

The following sets forth the name, position and principal occupation of each director and executive officer of Everest Reinsurance Holdings, Inc.  Each person is a citizen of the United States of America.  The business address of each director and executive officer is 477 Martinsville Road, Liberty Corner, New Jersey, 07938.

Joseph V. Taranto is the Chairman of the Board and Chief Executive Officer of Everest Reinsurance Holdings, Inc.  Mr. Taranto’s principal occupation is serving as Chairman of the Board and Chief Executive Officer of Everest Re Group, Ltd.

Ralph E. Jones, III is a Director, President and Chief Operating Officer of Everest Reinsurance Holdings, Inc.  Mr. Jones’s principal occupation is serving as President and Chief Operating Officer of Everest Re Group, Ltd.

Dominic J. Addesso is a Director, Executive Vice President and Chief Financial Officer of Everest Reinsurance Holdings, Inc.  Mr. Addesso’s principal occupation is serving as Executive Vice President and Chief Financial Officer of Everest Re Group, Ltd.

Keith T. Shoemaker is a Vice President, Comptroller and Principal Accounting Officer of Everest Reinsurance Holdings, Inc.  Mr. Shoemaker’s principal occupation is serving as Comptroller and Principal Accounting Officer of Everest Re Group, Ltd.